Gammon Lake Resources Inc.
Consolidated Financial Statements
Amended

December 31, 2005 and July 31, 2005

KPMG LLP
Chartered Accountants
Suite 1500 Purdy's Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
Canada	www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Gammon Lake Resources Inc.,

We have audited the consolidated balance sheet of Gammon Lake Resources Inc. ("the Company") as at December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the five month period ended December 31, 2005. These restated consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these restated consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the five month period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Our previous report dated March 15, 2006 has been withdrawn and the consolidated financial statements have been restated as explained in note 16(a) to the restated consolidated financial statements.

The consolidated financial statements as at July 31, 2005 and for the year then ended have also been restated as explained in note 16(a) of the restated December 31, 2005 consolidated financial statements. The original July 31, 2005 consolidated financial statements were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated September 10, 2005. We have audited the adjustments described in note 16 (a) that were applied to restate the July 31, 2005 consolidated financial statements to correct an error. In our opinion such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the July 31, 2005 consolidated financial statements of the Company other than with respect to the adjustments detailed in note 16 (a) and accordingly we do not express an opinion or any other form of assurance on the July 31, 2005 consolidated financial statements taken as a whole.

/s/ KPMG LLP

Chartered Accountants Halifax, Canada

March 16, 2006 except as to note 16 (a) which is as of April 2, 2007

Auditors' Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited, before the effects of the adjustments for the corrections of the error described in Note 16(a), the consolidated balance sheet of Gammon Lake Resources Inc. as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended (the 2005 consolidated financial statements before the effects of the adjustments discussed in Note 16(a) are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, except for the error described in Note 16(a), these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005, and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the error described in Note 16(a) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by KPMG LLP.

Halifax, Nova Scotia, Canada	Grant Thornton LLP
September 10, 2005	Chartered Accountants

Gammon Lake Resources Inc. Contents

Page

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Deficit	3

Consolidated Statement of Cash Flows	4

Notes to the Consolidated Financial Statements	5-30

Gammon Lake Resources Inc. Consolidated Balance Sheets
	December 31 2005	July 31 2005

Assets
Current
Cash and cash equivalents	$6,701,543	$35,400,349
Receivables
Commodity taxes	9,558,654	5,332,406
Other	2,747,728	129,772
Prepaids and deposits	289,736	947,344
Inventory	2,056,963	-
Due from related companies (Note 12)	626,228	229,700
	21,980,852	42,039,571

Deposits on capital equipment (Note 3)	1,762,696	9,138,768
Long term investment (Note 4)	10,632,000	10,422,000
Mining interests and capital assets (Note 5)	224,579,967	148,748,539

	$258,955,515	$210,348,878

Liabilities
Current
Payables and accruals	$10,552,274	$3,609,306
Current portion of long-term debt and capital leases	24,935,455	-
	35,487,729	3,609,306

Long term debt and capital leases (Note 6)	21,203,828	8,581,300
Employee future benefits (Note 8)	276,126	213,738
Future income taxes (Note 9)	7,336,000	8,121,000
	64,303,683	20,525,344

Shareholders' Equity
Capital stock (Note 10)	213,902,423	204,065,585
Contributed surplus (Note 10)	25,327,279	18,728,309
Deficit	(44,577,870)	(32,970,360)
	194,651,832	189,823,534

	$258,955,515	$210,348,878

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 7)
 Subsequent events (Note 13)

On behalf of the Board

"Fred George" Director	"Brad Langille" Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc. Consolidated Statements of Operations and Deficit
	5 months ended December 31, 2005	Year ended July 31, 2005

Expenses
Capital tax	$82,860	$140,000
Amortization	603,245	537,540
General and administrative	1,757,414	2,593,683
Management fees	171,237	278,440
Professional fees	6,624,734	7,105,542
Wages and benefits	3,830,958	9,651,178
	13,070,447	20,306,383

Interest income	$103,303	$1,199,016
Management fees	98,110	224,560
	201,413	1,423,576

Loss before other items	(12,869,034)	(18,882,807)

Foreign exchange gain	672,524	312,172
Gain/(loss) on equity investment	210,000	(1,226,000)
	882,524	(913,828)

Net loss before income taxes	$(11,986,510)	$(19,796,635)

Future income tax recovery (Note 9)	(379,000)	(421,040)

Net loss	$(11,607,510)	$(19,375,595)

Loss per share (Note 11)	$(0.16)	$(0.29)

Deficit, beginning of period	$(32,970,360)	$(13,594,765)

Net loss	(11,607,510)	(19,375,595)

Deficit, end of period	$(44,577,870)	$(32,970,360)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc. Consolidated Statements of Cash Flows
	5 months ended December 31, 2005	Year ended July 31, 2005

Increase in cash and cash equivalents

Operating
Net loss	$(11,607,510)	$(19,375,595)
Amortization	603,245	537,540
Unrealized foreign exchange gain	(675,791)	(876,706)
Stock option expense	6,598,970	13,974,680
Employee future benefits	62,388	-
Future income tax recovery	(379,000)	(421,040)
Accrued interest on long term debt	190,139	-
(Gain)/loss on long term equity investment	(210,000)	1,226,000
Change in non-cash operating working capital (Note 16)	1,424,409	(4,040,163)

	(3,993,150)	(8,975,284)

Investing
Advances (to) from related companies	(396,528)	155,001
Decrease/(Increase) in deposits on capital equipment	7,376,072	(8,962,503)
Expenditures on mining interests and related deferred costs and acquisition of capital assets	(73,623,829)	(66,043,615)
	(66,644,285)	(74,851,117)

Financing
Net proceeds from issuance of capital stock	-	103,931,580
Repayment of capital lease	(150,209)	-
Increase in long-term debt	34,977,000	-
Proceeds from exercise of options	7,111,838	2,274,230
	41,938,629	106,205,810
Net (decrease)/increase in cash and cash equivalents	(28,698,806)	22,379,409

Cash and cash equivalents
Beginning of year	35,400,349	13,020,940

End of year	$6,701,543	$35,400,349

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

1.     Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

The Company has changed its year-end from July 31 to December 31. The reason for the change of year-end is to make the reporting period of the Company consistent with other emerging precious metal producing issuers.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the advanced stages of construction of the Ocampo Mine, and believes it has sufficient liquidity to finalize the construction. The ability to generate revenues from production, additional draws on the Scotia Capital debt facility and the proceeds from the exercise of stock options will finance the remaining construction and operations of the Ocampo Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. However, the Company feels confident that given the robust economics of the Ocampo Mine, the issuance of additional equity, and or debt would be achievable in the short term. In addition, the Company may require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used

2.     Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at December 31, 2005 as well as its operations and cash flows for the years ended December 31, 2005 and July 31, 2005. The accounting principles conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 17.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc. and Gammon Lake Resources (Barbados) Inc. Gammon Lake Resources (USA) Inc. was incorporated on February 11, 2005 with a treasury issue of 100 shares for $100.

Asset retirement obligations

Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). This section requires the Company to fully recognize the fair value of estimated asset retirement obligations on the balance sheet when a reasonable estimate of fair value can be made. The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for the amount. These asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements. The Company has not incurred any asset retirement obligations.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

2.     Summary of significant accounting policies (continued)

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Long term investment

The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.

Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production method based on estimated recoverable reserves. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mineral properties and the related deferred costs are recorded, do not necessarily reflect present or future values.

The recoverability of the book value of each property is assessed annually for indicators of impairment such as adverse changes to any of the following:

–     estimated recoverable ounces of gold
–     estimated future commodity prices
–     estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value is recorded when the expected future cash flow is less than the net book value of the property.

Inventory

Inventory supplies are valued at the lower of average cost or market value.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

2.     Summary of significant accounting policies (continued) Capital assets and amortization

Capital assets are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	3-4 years
Exploration equipment	5-10 years
Furniture and fixtures	5-10 years
Processing plant	8-9 years
Development equipment	8-9 years
Vehicles	4 years
Buildings	20 years

Impairment of long lived assets

In August, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

Revenue recognition

Revenue from the sale of bullion, concentrate and industrial metals are recognized when ownership passes to the purchaser at which time the following conditions are met: i) persuasive evidence of an arrangement exists; ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; iii) the selling price is fixed and determinable, and iv) collectibility is reasonably assured.

Stock based compensation

The Company uses the fair value method of accounting for employee stock-based compensation and other stock-based payments made in exchange for goods and services. All awards made to employees and non-employees are measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 10.

Foreign currency transactions

Foreign monetary assets and liabilities and foreign integrated operations are denominated in foreign currencies, and are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses in operations are recognized in the period in which they occur.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

2.     Summary of significant accounting policies (continued) Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per common share, when applicable, considers the potential exercise of outstanding options and warrants using the treasury-based method. This method assures that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rates.

Recent accounting pronouncements

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This section establishes for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1)      financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

2)      the fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3)      only items that are assets or liabilities should be reported as such in financial statements; and

4)      special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's financial position and results of operation.

During 2005, the CICA also issued Section 3861, Financial Instruments – Disclosure and presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

3.     Deposits on capital equipment

The Company has deposits on capital equipment of $1,762,696 (July 31, 2005 - $9,138,768) relating to the Open-Pit and Underground operations. Remaining amounts due on these contracts are included in commitments and contingencies (Note 7).

4.     Long term investment

The Company's long-term investment, carried at equity, consists of 10,900,000 shares, representing approximately a 21% interest in the issued and outstanding common shares of Mexgold Resources Inc. ("Mexgold"). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a Mexican gold and silver mineral exploration property, known as the "Guadalupe Gold-Silver Project" and a 100% interest in Compania Minera Del Cubo, a gold and silver producing mine in Guanajuto State, Mexico.

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	December 31	July 31
	2005	2005

Investment in Mexgold Resources Inc.	$12,300,000	$12,300,000

Cumulative equity share of losses in Mexgold Resources Inc.	(1,668,000)	(1,878,000)

	$10,632,000	$10,422,000

The market value of investment as at December 31, 2005 was $53,192,000 (July 31, 2005 - $29,430,000). The Company also holds 2.95 million warrants to purchase Mexgold common shares at an exercise price of $2.50 each, expiring February 26, 2006. Subsequent to year end, the Company exercised the warrants to purchase Mexgold common shares for a total commitment of $7,375,000. The Company was successful in obtaining an additional US$7.5 million from Scotia Capital on February 26, 2006 to finance the commitment.

5.     Mining properties & Capital assets

	December 31, 2005			July 31, 2005

	Accumulated		Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Mining properties – Ocampo	150,193,940	-	150,193,940	115,997,985	-	115,997,985
Equipment under capital lease	4,116,614	-	4,116,614
Plant and equipment	71,640,793	1,371,380	70,269,413	33,518,941	768,387	32,750,554

	$225,951,347	$1,371,380	$224,579,967	$149,516,926	$768,387	$148,748,539

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

5.     Mining properties & Capital assets (continued)

The carrying value of mineral properties represents the accumulated costs to date for the acquisition of and exploration and development cost incurred by the Company on its non-producing mineral property located in Ocampo, Mexico. Amortization of tangible capital assets does not commence until they are available at the mine site or in use. Depletion of the mineral properties will occur once the Company commences production, and is depleted using the unit of production method based on estimated recoverable reserves. The company expects amortization and depletion to commence in the first quarter of 2006. The equipment under capital lease is for O&K shovels leased through CAT Finance.

6.     Obligations under capital lease and long-term debt

Consolidated long-term debt and capital leases:
		December 31	July 31
		2005	2005

a) Total lease payments ending December, 2008		$2,693,418	$-
b) Other		117,426	-
c) Soyopa loan		8,161,300	8,581,300
d) Revolving credit facility		$35,167,139	$-

Present value of debt		46,139,283	8,581,300

Less: Current portion		24,935,455	-

		$21,203,828	$8,581,300

The estimated future minimum lease and debt payments under all facilities are as follows:

2006	$24,935,455
2007	$20,244,931
2008	$958,897

		December 31	July 31
		2005	2005

a) Total lease payments		$2,961,933	$-
36 months, Libor + 2.75%, equal payments of principal
and interest of $74,780.52 per month commencing
December 1, 2005

Less: Interest on lease		268,515	-

Present value of lease payments		2,693,418

Less: Current portion		816,793	-

		$1,876,625	$-

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

6.     Obligations under capital lease and long-term debt (continued)

The Company is obligated under capital leases for mobile equipment. All capital leases agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. The estimated future minimum lease payments under the lease are as follows:

2006	$816,793
2007	$949,398
2008	$927,227

		December 31	July 31
		2005	2005

b) Total lease payments		$129,383	$-

Less: Interest on lease		11,957	-

Present value of lease payments		117,426

Less: Current portion		42,827	-

		$74,599	$-

The Company is obligated under capital leases for computer hardware and software for terms ranging from two to three years. All capital lease agreements provide that the Company can purchase the leased equipment for a nominal amount at the end of the leased term. The estimated future minimum lease payments under the lease are as follows:

2006	$42,827
2007	$42,929
2008	$31,670

		December 31	July 31
		2005	2005

c) Soyopa loan, non-interest bearing, translated to Canadian dollars at the balance sheet date.		$8,161,300	$8,581,300

Less: Current portion		4,080,650	-

		$4,080,650	$-

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)       US $3,500,000 on or before November 23, 2006;

ii.)      US $3,500,000 on or before November 23, 2007;

iii.)     In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)     In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

6.     Obligations under capital lease and long-term debt (continued)

The long term debt is secured by a first charge over certain mineral properties. The estimated future minimum debt payments under the facility are as follows:

2006	$4,080,650
2007	$4,080,650

		December 31	July 31
		2005	2005

d) Revolving credit facility		$35,167,139	$-

Less: Accrued Interest		190,139	-

Present value of debt		34,977,000

Less: Current portion		19,995,185	-

		$14,981,515	$-

On October 14, 2005, the Company secured a credit facility with Scotia Capital Inc. The facility is secured and consists of a two-year revolving facility of U.S. $40,000,000, and a three year revolving facility of U.S. $20,000,000. Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at December 31, 2005 had drawn U.S. $30,000,000.

The estimated future minimum debt payments under the facility are as follows:

2006	$19,995,185
2007	$14,981,815

7.     Commitments and contingencies Option and joint venture agreements

a)     Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")/Compania Minera Brenda, S.A de C.V. ("Brenda")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property to a third party. During the year ended July 31, 2005, in consideration for a consulting payment of Cdn $250,000 due for services rendered by Fuerte Mayo to the Company, Fuerte Mayo forgave the US $211,526 due upon the sale of the property to a third party.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

7.     Commitments and contingencies (continued)

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. ("Minera Brenda"). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b)     Minerales de Soyopa, S.A. de C.V. ("Soyopa")

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 6.

c)     Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at July 31, 2005 are set out in the following table:

Agreement	Consideration		Terms
Compania Minera Global, S.A. de C.V.	US$	1,000,000	Upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US$	2,000,000	8% of net profits attributable to related mining claims or upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US$	250,000	Upon a minimum proven reserve amount

d) Capital equipment

During the year, the Company placed deposits on several pieces of equipment for the Open-Pit and Underground operations (see Note 3). The Company's future commitments on the equipment is $2,710,071, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

8.     Employee future benefits

The Company has commenced accruing employee future benefits for contract workers in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

A summary of the principal financial data relative to seniority premiums and pension plans is shown below:

December 31, 2005	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	230,724	8,823	239,547
Service cost	60,839	3,649	64,488
Actuarial (gain) loss	25,138	(2,196)	22,942

Balance at end of period	316,701	10,276	326,977

Current benefit obligation:
Service cost	66,389	8,504	74,894
Additional minimum liability	200,339	894	201,232

Balance at end of period	266,728	9,398	276,126

Liability accrued:
Total accrued liability	266,728	9,398	276,126

Employee future benefits expense:
Service cost	50,550	8,072	58,622
Interest cost	10,383	397	10,780
Amortization of prior service costs	5,457	35	5,492

Net expense for the period	66,390	8,504	74,894

Significant assumptions used:
Discount rate	4.50%	4.50%	4.50%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

8.     Employee future benefits (continued)

July 31, 2005	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	209,270	4,462	213,732
Service cost	38,900	4,933	43,833
Actuarial (gain) loss	(5,037)	(97)	(5,134)

Balance at end of period	243,133	9,298	252,431

Current benefit obligation:
Service cost	38,900	4,943	43,843
Additional minimum liability	166,345	3,550	169,895

Balance at end of period	205,245	8,493	213,738

Liability accrued:
Total accrued liability	205,245	8,493	213,738

Employee future benefits expense:
Service cost	23,927	4,624	28,551
Interest cost	9,417	201	9,618
Amortization of prior service costs	5,556	118	5,674

Net expense for the period	38,900	4,943	43,843

Significant assumptions used:
Discount rate	4.50%	4.50%	4.50%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

9.     Income taxes

The following table reconciles the expected income tax recovery (payable) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2005 and July 31, 2005.

	December 31	July 31
	2005	2005
Net Loss	$11,987,000	$19,797,000
Income Tax Rate	38%	38%
Expected income tax recovery	4,555,000	7,523,000
Effect of statutory rate change	(112,000)	(112,000)
Tax effect of foreign exchange gains (losses) that are not taxable for income tax purposes	295,000	(167,000)
Foreign exchange translation of opening future Income tax liability	(406,000)	-
Tax effect of equity pick-up on investments	39,900	(233,000)
Other non-deductible expenses	(42,000)	-
Adjustment for unrecorded losses	428,000	-
Effect of expiry of losses	(140,600)	-
Non-deductible stock option expense	(2,508,000)	(5,310,000)
Valuation allowance	(1,730,300)	(1,280,000)

Provision for income taxes	$379,000	$421,000

The following reflects future income tax liabilities at December 31, 2005 and July 31, 2005.

	December 31	July 31
	2005	2005
Accounting value of mineral properties and related deferred costs in excess of tax value	$35,138,000	$26,508,000
Deductible share issue costs	(3,099,600)	(2,883,100)
Tax value of equity investment in excess of accounting value	(316,900)	(356,800)
Accounting value of foreign denominated debt in excess of tax value	656,700	480,700
Non-capital losses carried forward	(35,389,900)	(24,245,600)
	(3,011,700)	(496,800)
Valuation allowance	10,347,700	8,617,800

Future income tax liabilities recognized	$7,336,000	$8,121,000

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

9.     Income taxes (continued)

The Company has tax loss carryforwards expiring in the following years:

		United
	Canada	States	Mexico	Total

2006	885,266	-	-	885,266
2007	1,349,367	-	-	1,349,367
2008	798,102	-	-	798,102
2009	2,979,351	-	-	2,979,351
2010	-	-	1,512,312	1,512,312
2011	-	-	-	-
2012	-	-	2,281,045	2,281,045
2013	4,104,651	-	12,795,130	16,899,781
2014	4,567,387	-	20,666,955	25,234,342
2015	5,483,585	-	66,051,560	71,535,145
2025	-	809,519	-	809,519

	20,167,973	809,519	103,307,002	124,284,494

10.     Capital stock

a) Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

10.     Capital stock (continued)

Issued and outstanding:

	Number of
	Common	Ascribed
	Shares	Value

Balance, August 1, 2003	40,934,286	$43,939,766

For cash pursuant to exercise of share purchase options	1,823,700	1,609,070
For cash pursuant to exercise of share purchase warrants	2,349,700	2,980,670
For cash pursuant to exercise of compensation warrants	100,000	348,000
Pursuant to agreement for professional services and
exercise of share purchase options	305,000	793,000
For cash pursuant to private placement	11,163,958	48,971,876

Balance, July 31, 2004	56,676,724	$98,642,382

Issued during the year ended July 31, 2005
For cash pursuant to private placement	15,715,000	110,005,000
For cash pursuant to exercise of share purchase options	994,800	2,274,230
Less share issue costs	-	(6,856,027)

Balance, July 31, 2005	73,386,524	$204,065,585

Issued during the five month period ended December 31, 2005
For cash pursuant to exercise of share purchase options	2,983,700	9,836,838

Balance, December 31, 2005	76,370,224	$213,902,423

b) Contributed Surplus
	December 31	July 31
	2005	2005

Contributed surplus at beginning of year	18,728,309	3,971,222

Add: Stock option expense for the year	6,598,970	14,757,287

Contributed surplus at end of year	$25,327,279	$18,728,309

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

10.     Capital stock (continued)

c) Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 19,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

During the year ended July 31, 2005, 2,512,000 options were granted to consultants, directors and employees, of which 2,016,000 options were subject to shareholder approval. The 2,016,000 options were approved at the Annual and Special Meeting of Shareholders held on November 16, 2005, and vested upon shareholder approval. As a result, $3,356,200 was recorded as professional fees and $2,675,530 as wages and benefits with a corresponding credit to contributed surplus. The company also granted an additional 175,000 options to employees, consultants and directors. As a result, $487,785 was recorded as professional fees, and $94,893 as wages and benefits with a corresponding credit to contributed surplus. A further 445,000 options were granted to consultants, directors and employees which are subject to shareholder approval. Upon shareholder approval, $151,828 will be recorded as professional fees, and $1,537,259 as wages and benefits with a corresponding credit to contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Options earned during 5 months ended December 31, 2005:

Dividend yield	0%
Expected volatility	41.89%
Risk free interest rate	3.90%
Expected life	5 years

Options earned during the year ended, July 31, 2005:

Dividend yield	0%
Expected volatility	53%
Risk free interest rate	3.47%
Expected life	5 years

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

10. Capital stock (continued)

Fixed Options

	December 31, 2005		July 31, 2005
	Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	11,389,500	$4.16	9,892,300	$3.44
Granted	620,000 (2)	$9.05	2,512,000 (1)	$6.27
Expired	-	$-	(20,000)	$(5.45)
Exercised	(2,977,500)	$(3.28)	(994,800)	$(2.29)

Outstanding, end of period	9,032,000	$4.75	11,389,500	$4.16

Options exercisable, end of period	8,587,000	$4.56	9,373,500	$3.71

(1)     Included 2,016,000 options which were approved at the annual and special meeting held on November 16, 2005.
(2)     Includes 445,000 options subject to shareholder approval.

In January, 2006, Directors of the Company exercised 375,000 options for total proceeds of $1,779,000.

An aggregate of 19,717,300 options have been granted pursuant to the Company's stock option plan of which 10,903,300 have been exercised and 227,000 have expired. Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2005.

	Options Outstanding			Options Exercisable
Weighted
		Weighted	average
		average	remaining		Weighted
	Number	exercise	contractual life	Number	average
Option Price	outstanding	price	(yrs)	exercisable	exercise price

$ 0.00 - $ 0.50	30,000	$ 0.50	0.74	30,000	$ 0.50

$ 0.51 - $ 1.00	90,000	$ 0.75	1.10	467,500	$ 0.75

$ 1.01 - $ 1.50	755,000	$ 1.32	0.86	755,000	$ 1.32

$ 2.51 - $ 3.00	2,350,000	$ 2.60	2.51	2,350,000	$ 2.60

$ 5.01 - $ 5.50	2,600,000	$ 5.45	3.09	2,600,000	$ 5.45

$ 6.01 - $ 6.50	2,522,000	$ 6.12	4.11	2,522,000	$ 6.12

$ 7.01 - $ 7.50	25,000	$ 7.00	0.62	25,000	$ 7.00

$ 7.51 - $ 8.00	50,000	$ 7.94	3.36	50,000	$ 7.94

$9.00 – $9.05	75,000	$9.05	4.84	125,000	$9.05

$9.51 - $10.00	90,000	$10.00	4.11	90,000	$10.00

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

10.     Capital stock (continued)

d) Compensation Warrants

During the year ended July 31, 2005, 314,300 compensation warrants were granted to agents as part of the private placement and were expensed based on the fair value of the warrants on the date granted. As a result, $782,607 was recorded as share issue costs with a corresponding credit to contributed surplus. The fair value of the warrants granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.00%
Risk free interest rate	2.88%
Expected life	2 years

A total of 6,200 broker warrants were exercised during the year for total proceeds of $43,400. As a result, $15,438 representing the fair value of the broker warrants was recorded as capital stock with a corresponding credit to share issue costs. A summary of the 756,176 outstanding compensation warrants and options to purchase common shares as at December 31, 2005 is as follows:

Number of
Common Shares Under
Compensation Warrant/option	Expiration Date	Exercise Price

277,344	August 15, 2006	$3.48
170,732	November 21, 2006	$6.15
308,100	December 16, 2006	$7.00

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

11.     Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year ended December 31, 2005 of 73,831,114 (July 31, 2005 – 66,002,431)

Diluted earnings (loss) per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The diluted weighted average number of shares for the year ended December 31, 2005 and July 31, 2005 were not presented, as all factors are anti-dilutive.

12.     Related party transactions

The Company has the following amounts owing from related companies for general overheads paid for by Gammon Lake Resources Inc. Gammon Lake Resources Inc. and Mexgold Resources Inc. share the same office premises in Canada and Mexico, and Gammon Lake Resources Inc. pays for the common costs and invoices Mexgold Resources Inc. on a quarterly basis:

	December 31	July 31
	2005	2005

Due from related companies	$626,228	$229,700

The Company paid the following amounts to directors for services other than their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a markup of cost plus 10%. The fees listed in Mineral property exploration expenditures below is the gross cost of all the workers fees plus the indicated markup:

	December 31	July 31
	2005	2005

Management fees	$150,737	$278,440
Professional fees	-	-
Mineral property exploration
expenditures	4,831,617	4,392,431

	$4,982,354	$4,670,871

The Company received the following amounts from related companies:

Professional fees	$17,390	$51,600
Travel	45,522	118,110
General & Administrative	35,198	54,850

	$98,110	$224,560

All related party transactions which occur in the normal course of operations are recorded at the exchange amount. During the period, Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses. The amounts due from Mexgold Resources Inc. are non-interest bearing with no fixed term of repayment.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

13.     Financial instruments

The Company's financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars. Balances are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The company does not enter into derivative financial instruments to mitigate the foreign exchange risks related to the foregoing items.

The Company estimates that the fair value of its cash and cash equivalents, receivables, and payables approximate the carrying value of the assets and liabilities. The Company has calculated the fair value of its long term debt as disclosed in Note 16.

14.     Supplemental cash flow information

	December 31		July 31
	2005		2005

Change in non-cash working capital:
Receivables	$(4,119,204)		$(2,779,637)
Prepaids	657,608		(831,027)
Inventory	(2,056,963)
Payables and accruals	6,942,968		(429,499)

	$ (1,424,409)		$(4,040,163)
Supplemental information
Interest paid	$242,845	$	Nil
Income taxes paid		$	Nil

Non-cash transactions
Acquisition of assets under capital lease	$2,810,844	$	Nil

Loan to shareholder pursuant to exercise of share options	$2,725,000	$	Nil

Cash and equivalents
Cash	$6,701,543	$13,752,796
Temporary money market instruments	-		21,647,553

	$6,701,543		$35,400,349

Temporary money market instruments consisted of commercial paper with terms of less than 30 days, having rates between 2.46%-2.48%. The loan to shareholder pursuant to the exercise of share options is unsecured, non-interest bearing with no set terms of repayment. The loan was subsequently received in February, 2006.

15.     Comparative figures

Certain of the comparative figures for July 31, 2005 have been reclassified to conform with the financial statement presentation adopted for December 31, 2005.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

16.     Differences between Canadian and U.S. generally accepted accounting principles

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss and loss per share, basic and diluted for the five months ended December 31, 2005 and the year ended July 31, 2005 and to shareholders' equity, mineral properties and related deferred costs and future income taxes at December 31, 2005 and July 31, 2005 in order to conform to accounting principles generally accepted in the United States of America (U.S. GAAP).

Statement of loss:
	5 months	Year
	ended	ended
	December 31	July 31
	2005	2005
	As restated (a)	As restated (a)
Net loss for the year based on
Canadian GAAP	$(11,607,510)	$(19,375,595)
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves (b)	(1,286,922)	(14,996,999)
Write off of mineral properties and related deferred costs
capitalized in prior periods under Canadian GAAP (c)	-	-
Future income taxes relating to deferred
exploration costs (b)	(897,712)	(433,253)
Amortization of mineral rights (b)	-	-
Future income tax relating to the
amortization of mineral rights (b)	-	-
Foreign exchange gain on future income
taxes liability previously expensed	745,000	(1,000)
Interest expense on long term debt
adjusted to fair value (f)	(208,501)	(526,154)
Foreign exchange gain on adjusted
long term debt (f)	(141,411)	(243,463)

Net loss for the year based on U.S. GAAP	$(13,397,056)	$(35,576,464)

Loss per share, basic and diluted	$(0.18)	$(0.54)

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

16.     Differences between Canadian and U.S. generally accepted accounting principles (continued)

Shareholders' equity:

	December 31	July 31
	2005	2005
	As restated (a)	As restated (a)

Shareholders' equity based on
Canadian GAAP	$194,651,832	$189,823,534
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves (b)	(55,000,742)	(53,713,820)
Future income taxes relating to deferred
exploration costs (b)	4,076,858	4,974,570
Amortization of mineral rights (b)	(12,749,889)	(12,749,889)
Future income taxes relating to the
amortization of mineral rights (b)	3,259,142	3,259,142
Foreign exchange gain on future income
taxes liability previously expensed
with exploration costs (b)	-	(745,000)
Adjustment for exploration costs on
abandoned properties (c)	1,258,296	1,258,296
Fair value of stock options issued prior to
August 1, 1999 (d)	(180,613)	(180,613)
Interest expense on long term debt
adjusted to fair value (f)	(2,402,804)	(2,194,304)
Foreign exchange gain on fair value
adjusted long term debt (f)	(992,870)	(851,459)

Shareholders' equity based on U.S. GAAP	$131,919,210	$128,880,457

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1) Mineral properties and related deferred costs

	December 31	July 31
	2005	2005
	As restated (a)	As restated (a)

Canadian GAAP	$150,193,724	$115,997,986
Deferred exploration costs
prior to the establishment of proven and
probable mineral reserves (b)	(55,000,742)	(53,713,820)
Amortization of mineral rights (b)	(12,749,889)	(12,749,889)
Adjustment for exploration costs on abandoned
properties (c)	1,258,296	1,258,296
Adjustment for mineral property purchase
at fair value (f)	(3,713,090)	(3,713,090)

U.S. GAAP	$79,988,299	$47,079,483

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

16.     Differences between Canadian and U.S. generally accepted accounting principles (continued)

2) Long term debt

	December 31	July 31
	2005	2005

Canadian GAAP	$8,161,300	8,581,300
Adjustment of long term debt to fair value (f)	(3,713,090)	(3,713,090)
Interest payable on long term debt
adjusted to fair value (f)	2,402,804	2,194,304
Foreign exchange gain on fair value
adjusted long term debt (f)	992,870	851,459

U.S. GAAP	$7,843,884	$7,913,973

3) Future income taxes

	December 31	July 31
	2005	2005
	As restated (a)	As restated (a)

Canadian GAAP	$7,336,000	$8,121,000
Future income tax adjustments	(7,336,000)	(8,233,712)
Foreign exchange gain on future income tax
liabilities previously expensed (b)	-	745,000

U.S. GAAP	$-	$632,288

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

16.     Differences between Canadian and U.S. generally accepted accounting principles (continued)

a) Canadian and U.S. generally accepted accounting principles restatement

During 2006 the Company determined that it had incorrectly capitalized certain exploration costs incurred in the five month period ended December 31, 2005, and the year ended July 31, 2005 in its "Differences between Canadian and U.S. generally accepted accounting principles" note. U.S. GAAP requires exploration costs to be expensed.

The "Differences between Canadian and U.S. generally accepted accounting principles" note has been restated to reflect the required adjustments by the Company. Previously reported figures with restatements are summarized below:

	December 31		December 31
Statement of Loss	2005		2005
		Adjustments	as restated
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves (b)	-	$(1,286,922)	$(1,286,922)
Foreign exchange gain on future income taxes liability
previously expensed	$(9,000)	$754,000	$745,000
Future income taxes	-	$(897,712)	$(897,712)

Net loss for the year based on U.S. GAAP	$(11,966,422)	$(1,430,634)	$(13,397,056)

Loss per share, basic and diluted	$(0.16)		$(0.18)

Shareholders' equity based on U.S. GAAP	$136,030,083	$(4,110,873)	$131,919,210

Mineral properties and related deferred costs, U.S. GAAP	$84,997,460	$(5,009,161)	79,988,299

Future income taxes, U.S. GAAP	$898,288	$(898,288)	$-

	July 31		July 31
Statement of Loss	2005		2005
		Adjustments	as restated
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves (b)	$(11,274,760)	$(3,722,239)	$(14,996,999)
Future income taxes related to deferred exploration costs	$(1,475,253)	$1,042,000	$(433,253)

Net loss for the year based on U.S. GAAP	$(32,896,225)	$(2,680,239)	$(35,576,464)

Loss per share, basic and diluted	$(0.50)		$(0.54)

Shareholders' equity based on U.S. GAAP	$131,560,696	$(2,680,239)	$128,880,457

Mineral properties and related deferred costs, U.S. GAAP	$50,801,722	$(3,722,239)	$47,079,483

Future income taxes, U.S. GAAP	$1,674,288	$(1,042,000)	$632,288

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

16.     Differences between Canadian and U.S. generally accepted accounting principles (continued)

Statements of cash flows

As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals.

	Year	Year
	Ended	Ended
	December 31	July 31
	2005	2005
	As restated	As restated

Cash used in operations	$ (5,280,172)	$(23,972,283)

Cash used in investing	$(65,357,364)	$(59,854,118)

b) Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – "Accounting by Mining Enterprises for Exploration Costs" which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist. Under United States GAAP exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed before a commercially mineable deposit has been established, which requires the preparation of a bankable feasibility study.

c) Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the years ended July 31, 2004, 2001 and 2000, $1,063,448, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

16. Differences between Canadian and U.S. generally accepted accounting principles (continued)

d) Stock-based compensation

Effective August 1, 2003, the Company accounted for its stock based compensation under US GAAP in accordance with FAS No. 123 (fair value method) for both employees and non-employees.

Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 were accounted for as capital transactions when the options were exercised. For the year ended July 31, 2003, under Canadian GAAP, stock options granted to employees and directors continued to be accounted for as capital transactions and stock options granted to non-employees were accounted for using the fair value method. Subsequent to August 1, 2003, under Canadian GAAP, stock options granted to employees and non-employees were accounted for using the fair value method. Accordingly, from August 1, 2003 there was no U.S.-Canadian GAAP difference.

Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which was expensed for U.S. GAAP purposes.

e) Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"), is applicable for US GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

f) Fair value of long term debt

In consideration for the Soyopa claims acquired in November, 2001 (Note 7(b)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Under Canadian GAAP, this loan has been presented at its face value of US $7,000,000. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company's mineral properties accordingly.

During the periods subsequent to November, 2001, the interest imputed on the loan is recorded as a period expense.

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements December 31, 2005

16.     Differences between Canadian and U.S. generally accepted accounting principles (continued)

g) Recently issued accounting standards

In May 2005 the ("FASB") issued statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"). FAS 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle and is effective immediately. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Management does not believe the adoption of FAS 154 will have a material effect on its financial position or results of operations.

During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine, EITF 04-06, "Accounting for stripping costs incurred during production in the mining industry". During March 2005, the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The Financial Accounting Standards Board ratified the EITF consensus. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company is currently in the development phase and is currently evaluating the impact, if any, on the Company's financial position and results from operations once production commences.